Exhibit 99.3
THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY17	FY16	FY15
Earnings from continuing operations before income taxes	$1,033	$983	$921
Add back:
Non-cash U.S. GAAP restructuring and intangible asset impairment charges	4	9	1
Interest expense	88	88	100
Earnings from continuing operations before income taxes, non-cash U.S. GAAP restructuring and intangible asset impairment charges, and interest expense	$1,125	$1,080	$1,022
Less: Income taxes on earnings from continuing operations before income taxes, non-cash U.S. GAAP restructuring and intangible asset impairment charges and interest expense (2)	359	368	350
Adjusted after tax profit	766	712	672
Average capital employed (3)	2,680	2,463	2,385
Less: Capital charge (4)	241	222	214
Economic profit (1) (Adjusted after tax profit less capital charge)	$525	$490	$458

(1) Economic profit (EP) is defined by the Company as earnings from continuing operations before income taxes, excluding non-cash U.S. GAAP restructuring and intangible asset impairment charges, and interest expense; less income taxes (calculated utilizing the Company's effective tax rate), and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2) The tax rate applied is the effective tax rate on earnings from continuing operations, which was 31.9%, 34.1% and 34.2% in fiscal years 2017, 2016 and 2015, respectively.
(3) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax noncash U.S. GAAP restructuring and intangible asset impairment charges. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation:
(4) Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Dollars in millions	FY17	FY16	FY15
Total assets (5)	$4,573	$4,510	$4,154
Less:
Accounts payable and accrued liabilities (6)	1,002	1,032	976
Income taxes payable	—	—	31
Other liabilities (6)	770	784	745
Deferred income taxes	61	82	95
Non-interest bearing liabilities	1,833	1,898	1,847
Total capital employed	2,740	2,612	2,307
After tax non-cash U.S. GAAP restructuring and intangible asset impairment charges	2	6	1
Adjusted capital employed	$2,742	$2,618	$2,308
Average capital employed	$2,680	$2,463	$2,385

(5) Prior year amounts have been retrospectively adjusted to conform to the current year presentation of debt issuance costs required by ASU No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs." Refer to the Notes to Consolidated Financial Statements for further details.
(6) Accounts payable and accrued liabilities were combined into one financial statement line as of June 30, 2016. The change has been retrospectively applied to all periods presented. Accounts payable and accrued liabilities and Other Liabilities are adjusted to exclude interest-bearing liabilities.

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